Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 26, 2011

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Momentive Performance Materials Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Momentive Performance Materials Inc. (the “Company”), we are transmitting for filing with the Securities and Exchange Commission in electronic form its Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of certain of the Company’s 9.0% Second-Priority Springing Lien Notes due 2021 and the related guarantees that may be offered from time to time by the selling security holder, as described therein, of the Company.

The filing fee in respect of the Registration Statement has been paid.

Should you have any questions regarding the Registration Statement, please feel free to contact David S. Huntington at (212) 373-3124 or the undersigned at (212) 373-3226.

Very truly yours,

/s/ David E. Sobel

David E. Sobel

cc:	Douglas A. Johns, General Counsel
Momentive Performance Materials Inc.

Greg Ezring, Partner
Paul, Weiss, Rifkind, Wharton & Garrison LLP